ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 9, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
8 January 2009 (ASX: Announcement & Media Release – Maturity of Convertible Notes)

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1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

<Name>
<Address>

8 January 2009

Dear Convertible Noteholder

MATURITY OF CONVERTIBLE NOTES

The Convertible Notes issued by the Company (ASX: FARG) are due to mature on 31 January 2009. Under the terms and conditions of the Convertible Notes noteholders have the option of converting each note held into five fully paid ordinary shares in the company at an effective price of $0.14 per share or receiving a repayment of the Convertible Note issue price, being $0.70 per Convertible Note.

If you would like to convert your Convertible Notes into shares you must return your completed Conversion Notice to the Company at PO Box 265, Subiaco, WA 6904 by 5pm Perth time on 31 January 2009.

Where no Conversion Notice is received a repayment of $0.70 per Convertible Note held will be made on 31 January 2009.

In accordance with the terms and conditions of the Convertible Note issue and the ASX Listing Rules the Company advises as follows:

1. At the date of this letter you hold <xxxx> Convertible Notes;
2. Each Convertible Note is convertible into 5 fully paid ordinary shares at an effective price of $0.14 per share;
3. The consequence of non-conversion of the Convertible Notes is that you will be repaid the issue price of the Convertible Notes, being $0.70 per Convertible Note;
4. The date that quotation of the Convertible Notes will end is 23 January 2009;
5. The market price of the underlying ordinary shares at the date of this letter is $0.031; and
6. The highest and lowest market price of the underlying ordinary shares during the 3 months prior to this letter were as follows:

	Price	Date
Highest	$0.047	8 October 2008
Lowest	$0.019	28 and 31 October 2008

If you have any queries in relation to the above, please do not hesitate to contact me.

Yours faithfully

Colin Harper
Company Secretary

END

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au